Orbis
Grupa Hotelowa

Warsaw, 2005-10-12

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

05012003

SUPPL

Ref.: 82-5025

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Dear Sirs,

Please find enclosed the texts of the Current reports no 30/2005, 31/2005.
Best regards

Andrzej Szułdrzyński
Vice-President

Current report no. 30/2005

Draft resolution of the Extraordinary General Meeting of Orbis S.A. Shareholders held on October 20, 2005.

Draft resolution
re: item 4 of the agenda

Resolution no. 1
of the Extraordinary General Meeting of Orbis S.A. Shareholders

Acting by virtue of Article 393 section 3 of the Commercial Companies and Partnerships' Code, the Extraordinary General Meeting of Orbis S.A. Shareholders hereby adopts the following resolution:

§1

The Extraordinary General Meeting of Orbis S.A. Shareholders hereby grants its consent for the establishment of cap mortgages on hotel properties of Orbis S.A. selected by the Management Board and agreed upon with the Creditors as a security for a credit facility of PLN 500 million, up to the amount representing 120% of the value of the loan, which shall be given by a Group of Banks (including Bank Handlowy w Warszawie SA and Societe Generale as the Arrangers and Underwriters of the financing) for the purpose of refinancing the debt of Orbis S.A. and financing general needs.

§2

The resolution shall come into force on the date of its adoption.

Current report no.31/2005

The Management Board of "Orbis" S.A. hereby informs about the receipt of the following notice from BZ WBK AIB Asset Management S.A.:

Acting by virtue of Article 158a section 3 point 3 letter b) in conjunction with Article 147 section 1 point 1) of the Law on Public Trading in Securities, BZ WBK AIB Asset Management SA informs that, as a result of share acquisition settled on October 7, 2005, the Company's clients became holders of shares carrying more than 5% of the total number of votes at the general meeting of the company ORBIS S.A.

As at October 7, 2005, 2,343,997 shares of the company ORBIS S.A., accounting for 5.09% of the company's share capital, were deposited on securities accounts of clients of BZ WBK AIB Asset Management SA covered by management contracts. These shares carried 2,343,997 votes, which accounted for 5.09% of the total number of votes at the general meeting.